preaxia

Building Healthy Connections.

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

**Re: Preaxia Health Care Payment Systems, Inc.
Item 4.01 Form 8-K
Filed March 31, 2014
File No. 000-52365**

Dear Ms. Thompson:

We are in receipt of your comment letter dated April 3, 2014. Below are our responses to your comments for your review before we file an amended Form 8-K.

Item 4.01 Form 8-K, Filed March 31, 2014

(1) Previous Independent Auditors:

1. Please amend your filing to disclose, as previously requested in our letter dated March 13, 2014, that the PCAOB has revoked the registration of your former auditor Patrick Rodgers, CPA, PA (Patrick Rodgers). We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements in this Form 8-K – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light the circumstances under which they are made, not misleading.

- We acknowledge the Commission staff's comment and will revise the first paragraph to state that our former auditor was dismissed. Sample language is included below. We do not, however, wish to discuss the revocation of the accountants PCAOB registration as this had nothing to do with our decision to change auditors. As clearly stated in the filing, our decision was made in December 2013, three (3) months before his revocation. Please note that our filings for the year ended May 31, 2012 interim periods through November 30, 2013 were prepared and at our edgarizer when we received notice that our prior auditor had his registration revoked and we could not use his audit report for May 31, 2011.

In December 2013, the Board of Directors for PreAxia Health Care Payments Systems, Inc. approved a resolution to terminate our current auditor and engage

new auditors. On January 6, 2014, the Company informed its registered independent public accountant, Patrick Rodgers, CPA, PA, of Altamonte Springs, Florida, ("PR") of the decision.

2. Please amend your Form 8-K to clearly state whether Patrick Rodgers resigned, declined to stand for re-election or was dismissed. Based on your disclosures, we assume that this firm was dismissed; however, this is not clear. Refer to Item 304(a)(1)(i) of Regulation S-K.

- We acknowledge the Commission staff's comment and we believe our revision below addresses this point.

3. You state in paragraph (1)(c) that through the period covered by the financial audit for the year ended May 31, 2012, there have been no disagreements with Patrick Rodgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Patrick Rodgers would have caused them to make reference thereto in their report on the financial statements. Please amend your Form 8-K to also disclose, if true, that there also were no disagreements during the subsequent interim period through the date of dismissal. Refer to Item 304(a)(1)(iv).

- We acknowledge the Commission staff's comment and will revise our filing to include the interim periods after May 31, 2011. Please note that our prior auditors had performed no procedures on the interim periods involved.

4. We note your disclosure in paragraph (1)(e) that during the year ended May 31, 2012 there have been no reportable events. Please revise your disclosure to state whether there have been any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) during the year ended May 31, 2012 and through January 6, 2014, the date on which Patrick Rodgers either resigned, declined to stand for re-election or was dismissed.

- We acknowledge the Commission staff's comment and will revise our filing to include the interim periods after May 31, 2011.

5. We note that you requested that Patrick Rodgers furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements. We also note that in paragraph (1)(f) you indicate that a copy of this letter has been filed as Exhibit 16.1, however, we also note your disclosure in paragraph (2)(a) that Patrick Rodgers refused to provide the requested letter. Please revise your disclosures to clarify whether or not you received a letter from Patrick Rodgers since your current disclosures are contradictory. In your response, please tell us when you first requested this letter from Patrick Rodgers, and briefly describe to us any subsequent communications you have had with Patrick Rodgers concerning this letter. In addition, please provide Patrick Rodgers with a copy of the revised disclosures requested in our comments above and request it to provide you with an Exhibit 16 letter stating whether or not it

agrees with your revised statements. Based on your communications, tell us whether you expect to receive this letter from Patrick Rodgers. If you do not expect to receive the letter, please clearly state this within your Form 8-K amendment.

- We acknowledge the Commission staff's comment and will revise our filing to state that the prior auditor did not furnish a letter as an Exhibit.

6. We note that you filed one Item 4.01 Form 8-K on March 31, 2014 reporting both that Patrick Rodgers had resigned, declined to stand for re-election or was dismissed on January 6, 2014 and your engagement of DKM Certified Public Accountants on January 10, 2014. Please note that the resignation or dismissal of an independent accountant or its refusal to stand for re-election is a reportable event separate from the engagement of a new independent accountant and on some occasions two separate reports on Form 8-K are required. We remind you that the Item 4.01 Form 8-K reporting that the client/auditor relationship with Patrick Rodgers had ceased was due within four business days after the date the client/auditor relationship ceased, or by January 10, 2014. The Item 4.01 Form 8-K reporting the engagement was due within four business days after the date of such engagement, or by January 16, 2014. Please refer to General Instruction B.1. of the General Instructions to Form 8-K. Please confirm to us your understanding of this matter.

- We acknowledge the Commission staff's comment and confirm that we understand our filing requirements. At the time the Company was short of money and was behind on periodic filings. Lack of funds contributed to the delay in filing the 8-K until our period filing had been reviewed and were also ready to file.

(2) New Independent Accountants:

7. Please revise your disclosure to clearly state whether during your two most recent fiscal years and any subsequent interim period prior to DKM Certified Public Accountants, Inc.'s (DKM) engagement, you or someone on your behalf consulted with DKM regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by DKM, in either case where written or oral advice provided by DKM would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and Patrick Rodgers or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

- We acknowledge the Commission staff's comment and will revise our filing to include the two most recent fiscal years and the interim periods before January 6, 2014.

preaxia

Building Healthy Connections.

Sincerely,

Tom Zapatinas, President & CEO

PreAxia Health Care Payment Systems Inc.